Exhibit 9

Itemized list of estimated expenses incurred or borne by or for the account of the
Republic in connection with the sale of the 3.25% Note due 2009

     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		0
Fiscal and Paying Agent fees and expenses		0
Listing fees		8,200
Printing Expenses		15,100

Total	US$	23,300